                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            Hvide Marine Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

     Common Stock, $.01 par value, and Warrants exercisable for Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                            44851M109 (Common Stock)
                              44851M117 (WARRANTS)
                                 (CUSIP Numbers)

Sandra P. Tichenor, Esq.                COPY TO: Christopher A. Klem, Esq.
Loomis, Sayles & Company, L.P.                   Ropes & Gray
One Financial Center                             One International Place
Boston, MA  02111                                Boston, MA  02110
(617) 482-2450                                   (617) 951-7410
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 15, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------------               --------------------------
CUSIP Nos.                                                Page 2 of 9 Pages
44851M109 (COMMON STOCK)
44851M117 (WARRANTS)
---------------------------------------               --------------------------


--------------------------------------------------------------------------------

           NAME OF REPORTING PERSON
1.         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Loomis, Sayles & Company, L.P.
           Employer ID No. 04-3200030
--------------------------------------------------------------------------------
             -----------------------------------------------------------------
             -----------------------------------------------------------------
2.
                                                                   (a)
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             -----------------------------------------------------------------
             -----------------------------------------------------------------

                                                                   (b)
--------------------------------------------------------------------------------
3.         SEC USE ONLY

--------------------------------------------------------------------------------

4.         SOURCE OF FUNDS*
             OO
--------------------------------------------------------------------------------

           -----------------------------------------------------------------
5.         -----------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------

6.         CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
        NUMBER OF                   5,827,542
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8.       SHARED VOTING POWER
        OWNED BY                    396,679
          EACH             -----------------------------------------------------
        REPORTING          9.       SOLE DISPOSITIVE POWER
         PERSON                     6,501,359
          WITH             -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    none
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
11.        PERSON
           6,501,359
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12.        -----------------------------------------------------------------

           -----------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           63.7%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*
                  IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------------------               --------------------------
CUSIP Nos.                                                Page 4 of 9 Pages
44851M109 (COMMON STOCK)
44851M117 (WARRANTS)
---------------------------------------               --------------------------


--------------------------------------------------------------------------------

           NAME OF REPORTING PERSON
1.         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Loomis, Sayles & Company, Inc.
           Employer ID No. 04-3200391
--------------------------------------------------------------------------------
           -----------------------------------------------------------------
           -----------------------------------------------------------------
2.
                                                                   (a)
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

           -----------------------------------------------------------------
           -----------------------------------------------------------------

                                                                   (b)
--------------------------------------------------------------------------------
3.         SEC USE ONLY

--------------------------------------------------------------------------------

4.         SOURCE OF FUNDS*
             OO
--------------------------------------------------------------------------------
5.         ----------------------------------------------------------------

           ----------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
             Massachusetts
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
        NUMBER OF                   5,827,542
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8.       SHARED VOTING POWER
        OWNED BY                    396,679
          EACH             -----------------------------------------------------
        REPORTING          9.       SOLE DISPOSITIVE POWER
         PERSON                     6,501,359
          WITH             -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    none
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
11.        PERSON
           6,501,359
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12.        ----------------------------------------------------------------
           ----------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
--------------------------------------------------------------------------------

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           63.7%
--------------------------------------------------------------------------------

14.        TYPE OF REPORTING PERSON*
                  CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                  ------------

                            Hvide Marine Incorporated

ITEM 1.    SECURITY AND ISSUER.
           -------------------

         This Schedule 13D pertains to shares of Common Stock, par value $.01 ("Common Stock") and Common Stock issuable upon the exercise of warrants ("Warrants") of Hvide Marine Incorporated (the "Issuer").

         The Issuer's address is 2200 Eller Drive, P.O. Box 13038, Ft. Lauderdale, FL 33316.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         This Schedule 13D is being filed by Loomis, Sayles & Company, L.P., a Delaware limited partnership ("Loomis"), and its general partner, Loomis, Sayles & Company, Inc., a Massachusetts corporation ("LS Inc." and, together with Loomis, the "Loomis Entities").

         The address of the principal executive offices and the principal business of the Loomis Entities is One Financial Center, Boston,
Massachusetts 02111.

         Loomis is an investment adviser registered under the Investment Advisers Act of 1940, as amended.

         LS Inc. is a single purpose entity that acts as the general partner of Loomis.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         Loomis acts as investment adviser to certain managed accounts (the "Managed Accounts"), which are expected to receive the Common Stock and the Warrants (the Common Stock and the Warrants together being referred to as the "Account Shares"). Pursuant to a plan of reorganization under Chapter 11 of the Bankruptcy Code (the "Plan"), the Managed Accounts are expected to receive the Account Shares in exchange for (i) certain securities of the Issuer previously held by the Managed Accounts and (ii) additional consideration paid by Loomis for certain debt securities of the Issuer and Warrants exercisable for 156,777 shares of Common Stock. The effective date of the Plan (the "Effective Date") was December 15, 1999.(1)

ITEM 4.  PURPOSE OF THE TRANSACTION.
         --------------------------

--------------------
        (1) While the Effective Date was December 15, 1999, final settlement and distribution of the Account Shares has not yet occurred as of the date of this filing, so the figures presented in this Schedule 13D are estimates of the number of Account Shares that the Managed Accounts expect to receive.

         As described in Item 3, the Managed Accounts are expected to receive the Account Shares in exchange for certain securities of the Issuer pursuant to the Plan. The Account Shares and the securities of the Issuer that the Managed Accounts previously held are being acquired or were acquired, as the case may be, for investment purposes and not with the purpose of changing or influencing control of the issuer. Although the bankruptcy trustee appointed a Loomis official to the creditors= committee that represented certain creditors of the Issuer in conjunction with the development of the Plan, Loomis disclaims any present intent to change or influence control of the management of the issuer.

         The Loomis Entities have no present plan or proposal to acquire additional shares of Common Stock, whether on behalf of the Managed Accounts or otherwise. In the ordinary course of business, however, the Loomis Entities may purchase or acquire additional shares of Common Stock (or warrants or other securities exercisable for or convertible into Common Stock) or sell, transfer, or otherwise dispose of Common Stock currently held in the Managed Accounts or Common Stock (or warrants or securities exercisable for or convertible into Common Stock) subsequently acquired by the Loomis Entities, whether on behalf of the Managed Accounts or otherwise.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         The Account Shares are expected to consist of 6,287,517 shares of Common Stock and 213,842 shares of Common Stock issuable upon exercise of the Warrants. The Account Shares are expected to comprise 63.7% of the issued and outstanding Common Stock.(2)

         The Account Shares are expected to have the following characteristics:

         Sole voting power:            5,827,542 shares
         Shared voting power:          396,679 shares
         Sole dispositive power:       6,501,359 shares
         Shared dispositive power:     none

         Each of the Managed Accounts will have the sole right to receive and direct the receipt of dividends in respect of, and to receive proceeds from the sale of, the Account Shares owned by such Managed Accounts. Loomis will hold the Account Shares on behalf of a number of Managed Accounts, two of which will have a pecuniary interest in more than 5% of the issued

--------------------
        (2) As noted in Footnote 1, the figures presented throughout this
Schedule 13D are estimates of the number of Account Shares that the Managed Accounts expect to receive, since final settlement and distribution of the Account Shares has not yet occurred.

and outstanding Common Stock as of the date of this filing. Owners of the Managed Accounts have given Loomis full discretion to manage the Managed Accounts through advisory agreements.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF ISSUER.
         -----------------------

         Loomis manages the Managed Accounts under advisory agreements that provide clients with the right to terminate their investment advisory relationship with Loomis upon written notice. Termination may take effect immediately, upon receipt of the notice, or at a future date as specified in the notice to Loomis, depending upon the terms of the particular advisory agreement. The owners of the Managed Accounts will have the right to receive all dividends, profits, distributions, and economic benefits in respect of the Common Stock held in the Managed Accounts.

         On the Effective Date, Loomis and the Issuer entered into a registration rights agreement that provides the following, among other things:
(i) the Issuer will, if eligible, file a shelf registration statement (the ASRS@) with the Securities and Exchange Commission for the purpose of allowing the unrestricted resale of the Common Stock; (ii) the Issuer will file the SRS within 60 days after the Effective Date and obtain the effectiveness of the SRS within 120 days after the Effective Date; (iii) to the extent that the SRS is ineffective, Loomis shall have the right to demand registration at such time(s);
(iv) Loomis will have piggyback rights to participate in capital market transactions initiated by or on behalf of the Issuer; and (v) the Issuer will use its reasonable best efforts to list the Common Stock on a national exchange or for quotation on NASDAQ and will in any event obtain and maintain a trading symbol for the Common Stock.

         The disclosure in this Item regarding the provisions of certain agreements is a summary only and does not purport to be complete. The agreements should be reviewed for a complete recitation of their respective terms and provisions.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.(3)
         --------------------------------

EXHIBIT NO.               DESCRIPTION
-----------               ------------

Exhibit No. 1             First Amended Joint Plan of Reorganization Under
                          Chapter 11 of the Bankruptcy Code dated as of November 1, 1999 and First Amended Disclosure
                          Statement pursuant to Section 1125 of the Bankruptcy
                          Code


--------------------
        (3) To be filed by amendment.

Exhibit No. 2             Registration Rights Agreement dated as of December
                          15, 1999 between Loomis and the Issuer.


                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  December 22, 1999





                                       LOOMIS, SAYLES & COMPANY, L.P.


                                       By:        JEFF MEADE
                                          -------------------------------------
                                       Name:      Jeff Meade
                                       Title:     Executive Vice President and
                                                  Chief Operating Officer




                                       LOOMIS, SAYLES & COMPANY, INC.


                                       By:        JEFF MEADE
                                          -------------------------------------
                                       Name:      Jeff Meade
                                       Title:     Executive Vice President and
                                                  Chief Operating Officer